Exhibit 99.1

Points International to Present at the 5th Annual LD MICRO Conference

Toronto, Canada – November 26, 2012 – Points International Ltd. (TSX: PTS; NASDAQ: PCOM), owner of the loyalty reward management program platform www.Points.com, announced today that management will present at the 5th Annual LD MICRO Conference to be held on December 6, 2012 at the Luxe Sunset Hotel in Los Angeles, California. Rob MacLean, the Company’s Chief Executive Officer and Anthony Lam, the Company’s Chief Financial Officer will present at 6 p.m. ET/3 p.m. PT on Thursday December 6, 2012.

During the conference, management will be available to meet with investors in a one-on-one setting. For more information or to meet with management, please contact Points International's investor relations team.

About Points International Ltd.

Points International Ltd. (TSX: PTS) (NASDAQ: PCOM), is the owner and operator of Points.com, the global leader in reward currency management providing multiple eCommerce and technology solutions to the world's top loyalty brands. Points.com also manages the largest consumer rewards management platform, allowing more than 3 million users to trade, track, exchange, and redeem their loyalty points, miles, and rewards. Recently, Points International was the recipient of several prestigious awards; the Company was named the 5th largest Canadian software company and the 40th largest Canadian technology company by the 2012 Branham300 list as well as ranked 40th by PROFIT Magazine's top 200 Canadian companies by five-year revenue growth for 2012.

Points.com's solutions enable the management and monetization of loyalty currencies, including frequent flyer miles, hotel points, retailer rewards and credit card points, as well as enhancing loyalty program consumer offerings and back-end operations for more than 40 partners worldwide. Further, Points.com's SaaS products allow eCommerce merchants to add loyalty solutions to their online stores and reward customers for purchases.

For more information on Points.com, visitwww.pointsinternational.com, follow us on Twitter (@pointsadvisor), fan us on Facebook (www.facebook.com/pointsfans) or read our blog (http://blog.points.com).

Contact:

Addo Communications
Laura Foster /Kimberly Esterkin
lauraf@addocommunications.com; kimberlye@addocommunications.com
(310) 829-5400